UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 1)

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(K) SAVINGS AND RETIREMENT CONTRIBUTION PLAN FOR REPRESENTED HOURLY EMPLOYEES

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 11-K for the fiscal year ended December 31, 2011 filed by the U.S. Borax Inc. 401(K) Savings and Retirement Contribution Plan for Represented Hourly Employees (the “Registrant”), with the Securities and Exchange Commission (the “SEC”) on June 27, 2012 (the “Original Filing”) is being filed by the Registrant to amend the Original Filing to remove the audit report of McGladrey LLP, the Registrant’s former independent accounting firm, on the financial statements in the Original Filing, and such financial statements which comprise the statements of net assets available for benefits as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the notes to such financial statements. Without seeking to limit any responsibility, liability or obligations otherwise under the U.S. federal securities laws, the consents filed as exhibits to the Original Filing are hereby removed.

As a result of the foregoing, such financial statements included in the Original Filing should not be relied upon.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. 401(K) SAVINGS AND RETIREMENT CONTRIBUTION PLAN FOR REPRESENTED HOURLY EMPLOYEES

	By:	/s/ MATTHEW TOTSCH
Name: Matthew Totsch
General Manager Human Resources & HSE - Rio Tinto Minerals
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: July 20, 2015